Exhibit 99.1

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GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2025

The board (the “Board”) of directors (the “Directors”) of Graphex Group Limited (the “Company”) is pleased to announce the unaudited interim consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) for the six months ended 30 June 2025, together with the comparative unaudited figures for the corresponding period in 2024 which have been reviewed by the audit committee of the Company. This announcement complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) in relation to information to accompany preliminary announcement of interim results.

FINANCIAL HIGHLIGHTS

	For the six months ended 30 June
Results	2025	2024	Change
	HK$’000	HK$’000

Revenue	76,835	93,742	(18)%
Graphene products	48,389	61,489	(21)%
Landscape architecture	28,446	32,253	(12)%
Adjusted segment EBITDA*	9,525	4,682	103%
Graphene products	10,563	7,374	43%
Landscape architecture	(1,038)	(2,692)	(61)%
Loss before tax	(28,016)	(57,303)	(51)%
Loss attributable to owners of the parent	(24,631)	(54,096)	(55)%

	HK cents	HK cents
		(Restated)
Basic loss per share attributable to ordinary equity holders of the parent	(6.23)	(16.83)	(63)%

*	Non-IFRS Measure

Results	At 30 June 2025	At 31 December 2024	Change
	HK$’000	HK$’000

Total assets	891,292	809,348	10%
Net assets	379,310	280,360	35%
Shareholder’s equity	379,270	280,359	35%
Cash and bank balances	11,242	15,547	(28)%
Debt	222,023	235,980	(6)%

To supplement our unaudited condensed consolidated financial statements which are presented in accordance with International Financial Reporting Standards (“IFRSs”), adjusted segment EBITDA is used as an additional financial measure throughout this interim results announcement. The financial measure is presented because it is used by management to evaluate operating performance. The Company believes that non-IFRS measure may provide useful information to help investors and others understand and evaluate the Company’s consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of our peer companies. However, non-IFRS financial measure does not have a standardised meaning prescribed by IFRSs and therefore may not be comparable to similar measures presented by other companies.

Adjusted segment EBITDA used herein is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment losses of other intangible assets and property, plant and equipment, share of losses of associates and joint ventures, impairment/(reversal of impairment) on financial and contract assets, loss on promissory note derecognised, unallocated other income and gains and corporate expenses.

Please refer to note 4 to the unaudited condensed consolidated financial statements in this interim results announcement for reconciliation of loss before tax, an IFRS measure, to adjusted segment EBITDA.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the six months ended 30 June 2025

		For the six months ended 30 June
	Notes	2025 (Unaudited)	2024 (Unaudited)
		HK$’000	HK$’000
REVENUE	3	76,835	93,742
Cost of sales	7	(49,046)	(63,375)

GROSS PROFIT		27,789	30,367
Other income and gains	5	3,017	6,934
Loss on promissory note derecognised		(1,817)	–
Selling and marketing expenses		(722)	(1,230)
Administrative expenses		(49,975)	(67,270)
Research and development cost		(2,554)	(7,760)
Impairment losses on financial and contract assets, net		4,496	(6,704)
Impairment losses on property, plant and equipment and other intangible asset, net		–	(1,859)
Fair value loss on financial assets at fair value through profit or loss		(1)	(3)
Finance costs	6	(8,249)	(8,978)
Share of losses of associates		–	(800)

LOSS BEFORE TAX	7	(28,016)	(57,303)
Income tax credit	8	3,424	3,257

LOSS FOR THE PERIOD		(24,592)	(54,046)

Attributable to:
Owners of the parent		(24,631)	(54,096)
Non-controlling interests		39	50
		(24,592)	(54,046)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT			(Restated )
Basic
– For loss for the period	10	HK(6.23) cents	HK(16.83) cents

Diluted
– For loss for the period		HK(6.23) cents	HK(16.83) cents

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2025

	For the six months ended 30 June
	2025 (Unaudited)	2024 (Unaudited)
	HK$’000	HK$’000

LOSS FOR THE PERIOD	(24,592)	(54,046)

OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	7,503	(3,706)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	7,503	(3,706)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(17,089)	(57,752)

Attributable to:
Owners of the parent	(17,128)	(57,802)
Non-controlling interests	39	50
	(17,089)	(57,752)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2025

		30 June	31 December
	Notes	2025	2024
		(Unaudited)	(Audited)
		HK$’000	HK$’000

NON-CURRENT ASSETS
Property, plant and equipment		24,824	25,947
Goodwill		101,939	101,939
Other intangible assets		392,895	408,408
Investments in associates		-	-
Equity investments designated at fair value through other comprehensive income		46	45
Prepayments, deposits and other receivables		15,126	5,054
Deferred tax assets		5,854	5,558

Total non-current assets		540,684	546,951
CURRENT ASSETS
Inventories		3,412	5,517
Trade and bills receivables	11	105,678	182,061
Prepayments, deposits and other receivables		216,348	41,702
Financial assets at fair value through profit or loss		22	23
Contract assets		13,906	17,115
Restricted bank deposit		605	101
Cash and cash equivalents		10,637	15,446
		350,608	261,965
Non-current assets held for sale		-	432

Total current assets		350,608	262,397

CURRENT LIABILITIES
Trade payables	12	31,405	51,462
Other payables and accruals		102,738	103,182
Contract liabilities		63,077	43,862
Lease liabilities		4,682	4,442
Interest-bearing borrowings		154,366	126,992
Convertible notes		3,798	3,798
Tax payable		33,816	33,275

Total current liabilities		393,882	367,013

NET CURRENT LIABILITIES		(43,274)	(104,616)

TOTAL ASSETS LESS CURRENT LIABILITIES		497,410	442,335

	Notes	30 June 2025	31 December 2024
		(Unaudited) HK$’000	(Audited) HK$’000

NON-CURRENT LIABILITIES
Lease liabilities		14,008	15,087
Interest-bearing borrowings		6,000	23,952
Promissory note		39,169	61,709
Deferred tax liabilities		58,923	61,227

Total non-current liabilities		118,100	161,975

NET ASSETS		379,310	280,360

EQUITY
Equity attributable to owners of the parent
Share capital
– ordinary shares	13	46,949	11,738
– preference shares	13	3,236	3,236
Other reserves		329,085	265,385

		379,270	280,359
Non-controlling interests		40	1

TOTAL EQUITY		379,310	280,360

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2025

1.	CORPORATE AND GROUP INFORMATION

Graphex Group Limited (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on 25 November 2013. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are development and processing of graphene products, in particular, graphite anode material for lithium- ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

2.1	BASIS OF PREPARATION

The interim condensed consolidated financial statements for the six months ended 30 June 2025 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2024. These financial statements are presented in Hong Kong dollars (“HK$”) and all values are rounded to the nearest thousand except when otherwise indicated.

All intra-group transactions and balances have been eliminated on consolidation.

Going concern basis

The Group recorded a loss attributable to owners of the parent of HK$24,631,000 for the six months ended 30 June 2025 and net current liabilities of HK$43,274,000 as at 30 June 2025.

In view of the above circumstances, the directors have given careful consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern in the foreseeable future.

The directors of the Company have reviewed the Group’s cash flow projection prepared by management, which includes revenue and expenditure growth of the business, working capital needs and, the continuing renewal of the banking facilities. They are of the opinion that, after taking into account the measures to be implemented and has been implemented, the Group will have sufficient working capital to finance its operation and to meet its financial obligations for at least the next twelve months from the date of approval of these interim condensed consolidated financial statements. Accordingly, the directors of the Company believe it is appropriate to prepare the interim condensed consolidated financial statements of the Group for the six months ended 30 June 2025 on a going concern basis.

In view of these circumstances, the directors have taken various measures with an aim to improve the Group’s liquidity position. The directors have prepared a cash flow forecast of the Group for the next twelve months from the end of the reporting period taken into account the followings:

(i)	the Group has obtained a short-term loan facility of HK$50,000,000 for financing its working capital;

(ii)	The Group has taken various cost control measures to tighten the costs of operations;

(iii)	The Group is in serious discussions with potential investors for raising new capital by way of issuing new equity and/or debt securities; and

(iv)	Graphex (Shandong) New Energy Technologies Limited (the “Graphex Shandong”), being an indirect wholly-owned subsidiary of the Company established for the purpose of operating a project in Nanshu Town has on 26 October 2023 received a letter of intent (“LOI”) issued by one of the four major banks of the PRC (the “Bank”) to Graphex Shandong, whereby the Bank has indicated an intention of providing banking facilities of RMB400 million for the project (the “Proposed Loan”). The LOI is non-legally binding and the granting of the Proposed Loan is subject to, amongst other things, the Bank’s further evaluation on the Proposed Loan, finalisation of the terms and conditions of the Proposed Loan and compliance with the relevant banking and other laws and regulations of the PRC.

Whether the Group will be able to generate adequate cash flows to continue as a going concern would depend on the successful outcome of the above measures.

Should the going concern assumption be inappropriate, adjustments may have to be made to write down the values of assets to their recoverable amounts, to provide for further liabilities that might arise, and to reclassify noncurrent assets and non-current liabilities as current assets and current liabilities. The effects of these adjustments have not been reflected in these interim condensed consolidated financial statements.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURE

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2024, except for the adoption of new standards effective as of 1 January 2025. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The IASB has issued an amended IFRSs that is first effective for the current accounting period of the Group:

Amendments to IAS 21	Lack of exchangeability

Other than as noted below, the adoption of the new or amended IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented. The Group has not early applied any new or amended IFRSs that is not yet effective for the current accounting period.

3.	REVENUE

An analysis of revenue is as follows:

	For the six months ended 30 June
	2025	2024
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Type of goods or services
Sales of graphene products	48,389	61,489
Landscape architecture services	28,446	32,253

Total Revenue	76,835	93,742

Geographical markets
Mainland China	61,930	79,587
Hong Kong	14,241	12,629
Others	664	1,526

Total Revenue	76,835	93,742

Timing of revenue recognition
Goods transferred at a point in time	48,389	61,489
Services transferred over time	28,446	32,253

Total Revenue	76,835	93,742

4.	OPERATING SEGMENT INFORMATION

Information reported to the board of directors, being the chief operating decision maker (CODM), for the purposes of resources allocation and assessment of segment performance focuses on types of goods and services delivered and provided.

For management purposes, the Group has identified the following two major reportable segments. Certain segments have been aggregated to form the following reportable segments:

(a) Processing and sale of graphite and graphene related products (“Graphene Products Segment”); and

(b) Providing landscape architecture design (“Landscape Architecture Design Segment”).

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit/loss before tax. The adjusted profit/ loss before tax is measured consistently with the Group’s profit/loss before tax except that finance costs, as well as head office and corporate income and expenses are excluded from such measurement.

Segment assets exclude deferred tax assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

Intersegment revenue is eliminated on consolidation. Intersegment sales and transfers are transacted with reference to the service prices used for sales made to third parties at the then prevailing market prices.

The following tables present revenue and profit/loss information for the Group’s operating segments for the six months ended 30 June 2025 and 2024.

Six months ended 30 June 2025 (Unaudited)

	Graphene products	Landscape architecture design	Total
	HK$’000	HK$’000	HK$’000
Segment revenue (note 3)
Sales to external customers	48,389	28,446	76,835
Elimination of inter-segment sales	–	–	–

Segment results	(13,886)	2,763	(11,123)
Reconciliations:
Unallocated income and gains			1,162
Unallocated expenses			(10,487)
Unallocated finance costs			(7,223)
Unallocated depreciation and amortisation			(345)
Share of losses of associates			–

Loss before tax			(28,016)

Adjusted segment EBITDA (note (i))	10,563	(1,038)	9,525

Six months ended 30 June 2024 (Unaudited)

	Graphene products	Landscape architecture design	Total
	HK$’000	HK$’000	HK$’000
Segment revenue (note 3)
Sales to external customers	61,489	32,253	93,742
Elimination of inter-segment sales	–	–	–

Segment results	(15,830)	(13,058)	(28,888)
Reconciliations:
Unallocated income and gains			1,005
Unallocated expenses			(19,997)
Unallocated finance costs			(8,216)
Unallocated depreciation and amortisation			(407)
Share of losses of associates			(800)

Loss before tax			(57,303)

Adjusted segment EBITDA (note (i))	7,374	(2,692)	4,682

The following tables present assets and liabilities information for the Group’s operating segments as at 30 June 2025 and 31 December 2024.

30 June 2025 (Unaudited)

		Landscape
	Graphene	architecture
	products	design	Total
	HK$’000	HK$’000	HK$’000
Segment assets	736,242	102,071	838,313
Reconciliations: Elimination of intersegment receivables			(20,249)
Unallocated assets			73,228
Total assets			891,292

Segment liabilities	120,671	90,153	210,824
Reconciliations: Elimination of intersegment payables			(20,249)
Unallocated liabilities			321,407
Total liabilities			511,982

31 December 2024 (Audited)

		Landscape
	Graphene	architecture
	products	design	Total
	HK$’000	HK$’000	HK$’000
Segment assets	724,798	85,191	809,989
Reconciliations:
Elimination of intersegment receivables			(18,588)
Unallocated assets			17,947
Total assets			809,348

Segment liabilities	113,678	82,808	196,486
Reconciliations:
Elimination of intersegment payables			(18,588)
Unallocated liabilities			351,090
Total liabilities			528,988

The following tables present other segment information for the Group’s operating segments for the six months ended 30 June 2025 and 2024.

Six months ended 30 June 2025 (Unaudited)

		Landscape
	Graphene	architecture
	products	design	Total
	HK$’000	HK$’000	HK$’000
Other segment information
Share of losses of associates unallocated Impairment losses recognised in the statement of profit or loss			–
– Financial and contract assets	1,579	(6,075)	(4,496)
– Property, plant and equipment and other intangible asset	–	–	–
Reconciliation:			–
Unallocated
Total			(4,496)
Depreciation and amortisation	22,425	1,655	24,080
Reconciliation:			345
Unallocated
Total			24,425
Income and gains allocated	1	1,854	1,855
Finance costs allocated	445	581	1,026
Investment in an associate unallocated			–
Capital expenditure (note (ii))	–	49	49
Reconciliation:			–
Unallocated
Total			49

Six months ended 30 June 2024 (Unaudited)

		Landscape
	Graphene	architecture
	products	design	Total
	HK$’000	HK$’000	HK$’000
Other segment information Share of losses of associates unallocated			800
Impairment losses recognised in the statement of profit or loss
– Financial and contract assets	–	6,704	6,704
– Property, plant and equipment and other intangible asset	–	1,859	1,859
Reconciliation:			–
Unallocated
Total			8,563
Depreciation and amortisation	22,752	1,667	24,419
Reconciliation:
Unallocated			407
Total			24,826
Income and gains allocated	6	5,923	5,929
Finance costs allocated	452	310	762
Investment in an associate unallocated			–
Capital expenditure (note (ii))	–	41	41
Reconciliation:
Unallocated			–
Total			41

Notes:

(i)	Adjusted segment EBITDA is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment losses of other intangible assets and property, plant and equipment, share results of associates and joint ventures, impairment/(reversal of impairment) on financial and contract assets, loss on promissory note derecognised, unallocated other income and gains and corporate expenses.

A reconciliation of adjusted segment EBITDA to consolidated loss before income tax is provided as follows:

	30 June 2025	30 June 2024
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Loss before tax	(28,016)	(57,303)
Add: Finance costs	8,249	8,978
Amortisation and depreciation
– property, plant and equipment	495	548
– right-of-use assets	2,377	2,390
– other intangible assets	21,553	21,888
EBITDA	4,658	(23,499)
Impairment of property, plant and equipment, net	–	1,740
Impairment of other intangible assets, net	–	119
Impairment loss of trade receivables, net	929	3,387
Impairment loss of contract assets, net	228	4,261
Impairment loss of other receivables, net	(5,653)	(944)
Fair value changes on financial assets at fair value through profit or loss	1	3
(Gain)/loss on disposal of items of property, plant and
equipment	37	(177)
Share of losses of associates	–	800
Corporate expenses
– Directors and corporate staff salaries	3,092	9,289
– Auditor’s remuneration	574	620
– Legal and professional expenses	3,662	6,794
– Publicity expenses	267	632
– Bank charges	606	689
– Loss on promissory note derecognised	1,817	–
– Others	469	1,973
	10,487	19,997
Unallocated income and gains
– Dividend income from equity investments at fair value
through other comprehensive income	(48)	(65)
– Interest income	(679)	(329)
– Gain on settlement of other payables upon issue of ordinary shares	–	(560)
– Others	(435)	(51)
	(1,162)	(1,005)
Adjusted segment EBITDA	9,525	4,682

(ii)	Capital expenditure consists of additions to property, plant and equipment and other intangible assets except for right-of-use assets.

5.	OTHER INCOME AND GAINS

An analysis of other income and gains is as follows:

	For the six months ended 30 June
	2025	2024
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Other income
Service income	1,420	4,969
Dividend income from equity instruments at fair value through other comprehensive income	48	65
Interest income	682	786
Government grants (note)	431	291
	2,581	6,111
Gains
Payable written back	277	–
Gain on settlement of other payables upon issue of ordinary shares	–	560
Gain on disposal of items of property, plant and equipment	–	177
Exchange difference, net	1	1
Others	158	85
	436	823
	3,017	6,934

Note:	Government grants were received from government departments for promoting the Group’s business in the local area. There are no unfulfilled conditions or contingencies relating to these grants.

6.	FINANCE COSTS

An analysis of finance costs is as follows:

	For the six months ended 30 June
	2025	2024
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Interest on interest-bearing borrowings	4,911	4,621
Interest on convertible notes	510	928
Interest on promissory note	2,295	2,871
Interest on lease liabilities	533	558
	8,249	8,978

7.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging:

	For the six months ended 30 June
	2025	2024
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Cost of inventories sold	32,538	45,249
Cost of services provided	16,508	18,126
Cost of sales	49,046	63,375
Amortisation and depreciation
– property, plant and equipment	495	548
– right-of-use assets	2,377	2.390
– other intangible assets	21,553	21,888
	24,425	24,826
Research and development cost: current year expenditure Lease	2,554	7,760
payments for leases less than 12 months	620	1,096
Auditor’s remuneration	595	685
Employee benefit expense (including directors and chief executive’s remuneration):
– wages and salaries	24,706	30,938
– equity-settled share-based payment expenses	12	6,194
– pension scheme contributions (defined contribution scheme)	2,447	3,945
– welfare and other benefits	191	212
	27,356	41,289
Equity-settled share-based payment for services	–	5,448
Foreign exchange differences, net	4	(166)
Impairment of property, plant and equipment, net	–	1,740
Impairment of other intangible assets, net Impairment	–	119
loss of financial and contract assets, net
Impairment loss of trade receivables, net	929	3,387
Impairment loss of contract assets, net	228	4,261
Impairment loss of financial assets included in other receivables and other assets, net	(5,653)	(944)
	(4,496)	6,704
Fair value loss on financial assets at fair value through profit or loss	1	3
Loss/(gain) on disposal of property, plant and equipment	37	(177)

8.	INCOME TAX

Hong Kong profits tax has been provided at the rate of 16.5% (2024: 16.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

泛亞景觀設計（上海）有限公司 continued to be granted with the qualification of High and New Technology Enterprises (“HNTE”) on 15 November 2023 and is entitled to a preferential corporate income tax rate of 15% (2024: 15%) for a period of three years ending 31 De2023 cember 2025.

前海泛亞景觀設計（深圳）有限公司 has been provided at the rate of 15% (2024: 15%) on the estimated assessable profits as its main principal activities, of engaging in interior design and landscape, are recognised as encouraged industries in Qianhai district, Shenzhen in Mainland China.

黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司 is qualified for High and New Technology Enterprises and is entitled to a preferential corporate income tax rate of 15% (2024: 15%) for a period of three years ended 31 December 2025.

Other subsidiaries located in Mainland China were subject to corporate income tax at the statutory rate of 25% for the year (2024: 25%) under the income tax rules and regulations in the PRC.

Graphex Technologies, LLC is incorporated in the US and is subject to corporate income tax at 21%.

For the six months ended 30 June
	2025 (Unaudited)	2024 (Unaudited)
	HK$’000	HK$’000
Current tax:		–
Hong Kong	–
Mainland China	–	–
	–	–
Deferred tax	(3,424)	(3,257)

Total tax credit for the period	(3,424)	(3,257)

9.	DIVIDEND

The board of directors of the Company does not recommend the payment of any interim dividend (six months ended 30 June 2024: nil) for the six months ended 30 June 2025.

10.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the period attributable to ordinary equity holders of the parent of HK$24,631,000 (six months ended 30 June 2024: HK$54,096,000), and the weighted average number of ordinary shares of 395,606,713 (six months ended 30 June 2024 (restated): 321,407,348) issued during the period.

No adjustment has been made to the basic loss per share amounts presented for the six months ended 30 June 2025 and 2024 in respect of a dilution as the impact of the convertible notes, warrants and share options outstanding had an anti-dilution effect on the basic loss per share amounts presented.

The calculation of basic loss per share was based on:

	For the six months ended 30 June
	2025	2024
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Loss
Loss attributable to ordinary equity holders of the parent	(24,631)	(54,096)

	Number of shares
	For the six months ended 30 June
	2025	2024
	(Unaudited)	(Unaudited) (Restated)

Shares
Weighted average number of ordinary shares in issue during the period used in the basic loss per share calculation (note)	395,606,713	321,407,348

Note: The weighted average number of ordinary shares for the purpose of calculating basic loss per share has been adjusted for the share consolidation on 26 March 2025, as if the consolidation had occurred on 1 January 2024, being the beginning of the earliest period presented. Further details are set out in note 13(a).

The weighted average number of shares has also been adjusted for the bonus element of the rights issue completed on 21 May 2025 at a subscription price below market value. Details are set out in note 13(b). Comparative figures for the six months ended 30 June 2024 have been restated accordingly.

11.	TRADE AND BILLS RECEIVABLES

	30 June	31 December
	2025	2024
	(Unaudited)	(Audited)
	HK$’000	HK$’000

Trade and bills receivables	202,606	276,606
Allowance for impairment	(96,928)	(94,545)
	105,678	182,061

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is two months, extending up to six months for major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables to minimise credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group’s trade and bill receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade and bills receivables balances. Trade and bills receivables are non-interest-bearing.

An ageing analysis of trade and bills receivables as at the end of the reporting period, based on the invoice date, and net of allowance for lifetime expected credit losses, is as follows:

	30 June	31 December
	2025	2024
	(Unaudited)	(Audited)
	HK$’000	HK$’000

Within 6 months	39,388	71,681
Over 6 months but within 1 year	45,596	41,076
Over 1 year but within 2 years	20,694	69,304
Over 2 years but within 3 years	–	–

	105,678	182,061

12.	TRADE PAYABLES

An aged analysis of trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	30 June	31 December
	2025 (Unaudited) HK$’000	2024 (Audited) HK$’000

Within 1 year	29,280	49,364
Over 1 year but within 2 years	50	55
Over 2 years but within 3 years	19	19
Over 3 years	2,056	2,024
	31,405	51,462

The trade payables are non-interest-bearing and are normally settled within three months.

13.	SHARE CAPITAL Ordinary Shares

	30 June 2025	31 December 2024
	(Unaudited)	(Audited)
	HK$’000	HK$’000

Issued and fully paid
938,987,722 (31 December 2024: 1,173,806,762) ordinary of HK$0.05 (31 December 2024: HK$0.01) each shares	46,949	11,738

A summary of movements in the Company’s share capital is as follows:

	Number of issued and fully paid shares	Nominal value of shares	Share premium account
		HK$’000	HK$’000
As at 31 December 2024 and 1 January 2025	1,173,806,762	11,738	642,455
Share consolidation (note (a))	(939,045,410)	–	–
Rights issue (note (b))	704,226,370	35,211	80,816
As at 30 June 2025	938,987,722	46,949	723,271

Notes:

(a)	Pursuant to the extraordinary general meeting held on 24 March 2025, the shareholders approved the consolidation of the Company’s share by 5 shares into 1 share. On 26 March 2025, the share consolidation had become effective. The authorised share capital of the Company became HK$90,000,000 divided into 1,800,000,000 consolidated Shares of HK$0.05 each, of which 234,761,352 consolidated shares (which were fully paid or credited as fully paid) were in issue.

(b)	On 21 May 2025, the Company completed the rights issue on the basis of three rights shares for every one existing share (after the share consolidation became effective) held. 704,226,370 shares were allotted and issued and the net proceeds raised from the rights issue were approximately HK$115.7 million.

Preference shares	30 June	31 December
	2025 (Unaudited)	2024 (Audited)
	HK$’000	HK$’000
Issued and fully paid
323,657,534 (31 December 2024: 323,657,534) preference shares of HK$0.01 each	3,236	3,236

A summary of movements in the Company’s preference share is as follows:

	Number of issued and fully paid preference shares	Nominal value of shares	Share premium account
		HK$’000	HK$’000
As at 1 January 2025 and 30 June 2025	323,657,534	3,236	175,191

Warrants

As at 30 June 2025, the Company had 341,911,763 (31 December 2024: 89,423,076) warrants outstanding. Each warrant entitles the registered holder the rights to subscribe one ordinary share of the Company at the exercise price of HK$0.17 (31 December 2024: HK$0.65) per ordinary share, subject to adjustment, at any time commencing on the grant date. The warrants will expire on the fifth anniversary of the issue date.

Movements of the warrants during the period ended 30 June 2025 and year ended and at 31 December 2024 are as follows:

	Number of securities to be issued upon exercise of outstanding warrants	Weighted- average exercise price HK$	Weighted average remaining contractual life in years

As at 1 January 2024	89,423,076	0.65	2.5
Issue of warrants	–
As at 31 December 2024	89,423,076	0.65	1.5
Effect of share consolidation	(71,538,461)
Effect of rights issue	324,027,148
As at 30 June 2025	341,911,763	0.17	1.0

14.	EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this interim results announcement, no material event affecting the Group has occurred after the six months ended 30 June 2025.

15.	COMPARATIVE FIGURES

Certain comparative information has been restated to conform with the current period’s presentation.

16.	APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The financial statements were approved and authorised for issue by the board of directors on 28 August 2025.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Graphene Products Business

The revenue contributed by the Graphene Products Segment for the period ended 30 June 2025 recorded a period-to-period decline of 21.3% to approximately HK$48.4 million, representing 63% of the total revenue of the Group. The decline in revenue is due to drop of price caused by keen competition. The adjusted EBITDA of Graphene Products Segment increased HK$3.2 million or 43.2% to approximately HK$10.6 million compared to the same period of 2024. The increase in adjusted EBITDA was primarily due to effective cost control measurements. For the period ended 30 June 2025, the total output of spherical graphite was approximately 5,000 metric tons. All of the spherical graphite is produced and sold in China.

The Group will continue to adopt a cautious approach in increasing the production capacity of our graphene products. As mentioned previously, three new patents belonging to the Group have been published, and one new patent application has been submitted. These patents pertain to innovative processing technologies and the manufacturing of silicon-carbon anode materials. The Group is firmly convinced that investing in technology and research is essential for maintaining its position within the battery supply chain.

Landscape Architecture Business

The Group maintains its market position as one of the leading landscape architecture providers predominantly in the PRC and Hong Kong. It offers landscape architecture services to clients including governments, private property developers, state-owned property developers, design services companies and engineering companies in the PRC and Hong Kong.

The revenue of the Group’s landscape architecture services segment decreased to approximately HK$28.4 million for the six months ended 30 June 2025, representing a decrease of approximately 11.8%, as compared with that of approximately HK$32.2 million for the six months ended 30 June 2024. The decrease in revenue was primarily due to the slowdown in real estate development market in China.

For the six months ended 30 June 2025, the Group entered into 25 new contracts with a total contract sum of approximately HK$21.2 million for projects located in the PRC and 18 new contracts with a total contract sum of approximately HK$8.5 million for projects located in Hong Kong. Geographically, approximately 71.4% of the new contract sum represented projects located in the PRC and approximately 28.6% represented projects located in Hong Kong in terms of contract sum.

The number of new contracts and contract sum entered by the Group compared with last reporting period are set out as follows:

Six months ended 30 June	No. of new contracts	Contract sum
		(HK$’million)

2025	43	29.7

2024	57	47.6

The new contract sum decreased to approximately HK$29.7 million for the six months ended 30 June 2025, representing a decrease of approximately 37.6%, as compared with that of approximately HK$47.6 million for the last reporting period.

FINANCIAL REVIEW

Revenue

The Group’s total revenue decreased to approximately HK$76.8 million in the first half of 2025, compared with HK$93.7 million for the six months ended 30 June 2024, representing year-on-year decrease of approximately 18%. The decrease was mainly attributable to the less favourable market and economic environment.

The graphene products segment contributed revenue of approximately HK$48.4 million, representing a decrease of approximately 21.3%, compared with HK$61.5 million for the six months ended 30 June 2024. The landscape architecture segment contributed revenue of approximately HK$28.4 million, representing a decrease of approximately 11.8%, compared with HK$32.2 million for the six months ended 30 June 2024.

Cost of sales

Cost of sales decreased to approximately HK$49 million for the six months ended 30 June 2025, representing a decrease of approximately 22.7%, as compared with that of approximately HK$63.4 million for the same period in 2024.

Cost of sales mainly represented cost of inventories in respect of graphene products business and project staff cost in respect of landscape architecture segment. The decrease in cost of sales was generally in line with the decrease in revenue derived from the graphene products segment and landscape architecture segment.

Gross profit and gross profit margin

Gross profit decreased to approximately HK$27.8 million for the six months ended 30 June 2025, representing a decrease of approximately 8.3%, as compared with that of approximately HK$30.3 million for the same period in 2024.

Gross profit margin increased to approximately 36% for the six months ended 30 June 2025, as compared with that of approximately 32% for the same period in 2024. The slight increase was mainly attributable to the increase in the gross profit margin in the graphene segment.

Selling and marketing expenses

Selling and marketing expenses decreased to approximately HK$0.7 million for the six months ended 30 June 2025, representing a decrease of approximately 41.7%, as compared with that of approximately HK$1.2 million for the same period in 2024. The decrease was mainly attributable to the decrease in revenue in the graphene segment.

Administrative expenses

Administrative expenses decreased to approximately HK$50 million for the six months ended 30 June 2025, representing a decrease of approximately 25.7%, as compared with that of approximately HK$67.3 million for the same period in 2024. The decrease was a combined effect of (i) the decrease in share-based payment expenses of approximately HK$11.6 million including share awards to directors, employees and consultants and (ii) the decrease in the overall salaries of the Group of approximately HK$6.1 million which is attributable to the effective cost control measurement.

Impairment loss on financial and contract assets

During the six months ended 30 June 2025, the Group recognised a reversal of impairment losses on trade receivables, contract assets, and other receivables of approximately HK$4.5 million, compared to an impairment loss of approximately HK$6.7 million for the same period in 2024, representing a decrease of approximately 167.2%. The decrease was primarily due to the Group having collected a single other receivable of approximately HK$5.7 million during the period.

Net loss

As a result of the foregoing, the loss attributable to owners of the Company was approximately HK$24.6 million for the six months ended 30 June 2025, as compared with that of a loss attributable to owners of the Company of approximately HK$54.1 million for the same period in 2024.

Liquidity, financial resources and gearing

The Group’s objectives for capital management are to safeguard the Group’s ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximizing the return to shareholders through improving the debt and equity balance.

	As at 30 June	As at 31 December
	2025	2024
	HK$’000	HK$’000

Current assets	350,608	262,397
Current liabilities	393,882	367,013
Current ratio	0.89x	0.71x

The current ratio of the Group at 30 June 2025 was approximately 0.89 times as compared to that of approximately 0.71 times at 31 December 2024 as a result of the rights issue completed during the period.

At 30 June 2025, the Group had total cash and bank balances of approximately HK$11.2 million (31 December 2024: HK$15.5 million).

At 30 June 2025, the Group’s gearing ratio (represented by total interest-bearing bank and other borrowings at the end of the period divided by total equity at the end of the respective period multiplied by 100%) was approximately 58.5% (31 December 2024: 84.2%).

The capital structure of the Company mainly comprises issued ordinary shares, preference shares and debt securities. As of 30 June 2025, the Company had outstanding issued corporate bonds with the carrying amount of approximately HK$110.1 million, issued promissory notes of approximately HK$39.2 million, issued convertible notes (as liability) of approximately HK$3.8 million, 938,987,722 ordinary shares and 323,657,534 preference shares in issue.

Contingent liabilities

The Group had no significant contingent liabilities as at 30 June 2025.

PLEDGE OF ASSETS

On 19 January 2021, Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly-owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

CAPITAL COMMITMENT

(i)	At 30 June 2025 and 31 December 2024, the Group had the following capital commitments at the end of the reporting period:

	As at 30 June	As at 31 December
	2025	2024
	HK$’000	HK$’000

Contracted, but not provided for: Acquisition of property, plant and equipment	35,032	5,637

(ii)	On 20 September 2022, the Company entered into a cooperation agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company’s intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry. The Company intends to carry out this project in two phases, with the first phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high-purity spherical graphite and the second phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of high- purity spherical graphite and 10,000 metric tons of battery anode materials. It is estimated that the Company’s total investment in the first phase of this project will be not less than RMB200 million. The Company intends to fund the first phase of this project by the Group’s internal resources and/or bank borrowings and/or future fund-raising exercise. At the reporting period end, no contract for the construction of the plant and/or the equipment for this project was entered into.

(iii)	On 19 July 2023, the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” (“Phase 1 Project”) in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC. Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium-ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of “Several Preferential Measures for Investment Promotion in Laixi City (Trial)” (Xifa [2023] No. 1) after meeting the relevant requirements. It is estimated that the Company’s total investment will be around RMB1,000 million. The Company intends to fund the Phase 1 Project by the Group’s internal resources and/or bank borrowings and/or future fundraising exercise. The Company obtained the energy permit for Phase 1 Project in August 2024 and is pending for the approval of the environmental permit. The Company was informed by the local power supply authorities that the current power supply was not sufficient for the factory use of Phase 1 Project. The Company has consulted a local power engineering company regarding this issue and is negotiating with the landlord and Nanshu Town Government about possible remedies. In light of this situation, Phase 1 Project implementation will be delayed.

On 10 January 2024, Graphex Shangdong, an indirectly wholly-owned subsidiary of the Group, as the tenant, and an independent third party, the landlord, entered into a lease agreement in respect of the factory buildings located in Laixi City, Shandong Province, PRC for an aggregate term of 10 years made up of an initial term of 5 years and a subsequent term of 5 years which shall be extended automatically after expiry of the initial term. The undiscounted total rentals payable under the lease agreement for the full lease term of 10 years is RMB58,872,000 (equivalent as stipulated in the lease agreement to approximately HK$65,936,000). Due to the delay implementation of Phase 1 for reasons mentioned above, the factory buildings as stipulated in the lease agreement have not been handed over to Graphex Shangdong up to the date of approval of these consolidated financial statements, and the landlord has agreed that Graphex Shangdong lease agreement will not be commenced until the landlord has provided Graphex Shangdong with the legal proof of its right to lease the factory buildings. The right-of- use assets and the lease liabilities have not yet recognised at 30 June 2025.

(iv)	During the year and at the reporting period end pursuant to the above Cooperation Agreement, the Company and the Nanshu Town Government have intention of jointly working in the construction of the Phase 2 of graphite deep processing project located in the graphite industry cluster area of Nanshu Town (the “Phase 2 Project”). The estimated investment amount of the Phase 2 Project is RMB2 billion and the Phase 2 Project is mainly engaged in the production and processing of lithium battery anode materials. Upon to the date of approval of financial statements, no formal agreement or lease agreement has been made for Phase 2 Project.

FOREIGN EXCHANGE EXPOSURE

The Group mainly operates and invests in Hong Kong and the PRC but most of the transactions are denominated and settled in HKD and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Group’s foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivable management, etc. Save for meeting working capital needs, the Group only holds minimum foreign currency.

SHARE CONSOLIDATION AND RIGHTS ISSUE

During the six months period ended 30 June 2025, the Company conducted a share consolidation (the “Share Consolidation”) pursuant to which every five (5) issued and unissued shares of HK$0.01 each would be consolidated into one (1) consolidated share (the “Consolidated Share”) of HK$0.05 each. The Company also conducted a rights issue (the “Rights Issue”) on the basis of three (3) rights shares (the “Rights Shares”) for every one (1) Consolidated Share held on the record date for determining entitlements under the Rights Issue, at the subscription price (the “Subscription Price”) of HK$0.17 per Rights Share. In addition, the Company entered into a placing agreement with a placing agent, pursuant to which the placing agent agreed to procure independent placees to subscribe for any unsubscribed Rights Shares and the unsold Rights Shares of non-qualifying shareholders, at a placing price not less than the Subscription Price (the “Placing”).

On 26 March 2025, the Share Consolidation became effective. The authorised share capital of the Company became HK$90,000,000 divided into 1,800,000,000 Consolidated Shares of HK$0.05 each, of which 234,761,352 Consolidated Shares (fully paid or credited as fully paid) were issued.

On 22 May 2025, a total of 704,226,370 shares were allotted and issued by the Company pursuant to the Rights Issue.

HUMAN RESOURCES AND EMPLOYEES’ REMUNERATION

As at 30 June 2025, the Group had 219 employees. Employees are remunerated according to nature of the job, market trend, and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned.

The Group offers competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs. As to defined contribution schemes, there is no forfeited contribution available for the Group to reduce its existing level of contributions to the retirement benefit scheme during the year.

During the period ended 30 June 2025, the Group had maintained a number of share schemes at the Company and subsidiary levels in order to recognise the contributions by selected eligible participants who are directors, officers, employees and service providers of the Group and to provide them with incentives for the continual operation and development of the Group and/or attract suitable personnel to join the Group.

SIGNIFICANT INVESTMENTS HELD, MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, AND FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

Save for those disclosed in this interim results announcement, there were no other significant investments held, nor were there material acquisitions or disposals of subsidiaries during the period under review. Apart from those disclosed in this interim results announcement, there was no plan authorised by the Board for other material investments or additions of capital assets at the date of this interim results announcement.

PROSPECTS

Despite electrification in the western countries has been slowing down for various reasons, we see an enormous increase in battery demands in other parts of the world. The battery industry has become an essential element for high living standards and sustainable future. The Group is proud to be part of the battery supply chain and will strive to produce top quality battery anode materials. The expansion plan set out by the Group will be executed in due course. Looking ahead, the company is exploring additional avenues for growth and seeking new investment opportunities to strengthen its financial position. Market trends and strategic partnerships are being monitored closely to ensure continued resilience and adaptability in changing economic conditions.

CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving high standards of corporate governance to safeguard the interests of shareholders and to enhance corporate value and accountability. The Company acknowledges the important role of its Board in providing effective leadership and direction to its business, and ensuring transparency and accountability of its operations. In the opinion of the Directors, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Listing Rules during the reporting period ended 30 June 2025. The Company will continue to review and monitor its corporate governance practices to ensure compliance with the CG Code.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 of the Listing Rules as the code of conduct regarding securities transactions by the Directors of the Company. Having made specific enquiries to all Directors, all of them confirmed that they had complied with the required standard set out in the Model Code during the six months ended 30 June 2025.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2025, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Company has established the Audit Committee to review and supervise the financial reporting process and internal Control procedures of the Group with written terms of reference in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of three members namely, Mr. Liu Kwong Sang (an independent non- executive Director), Ms. Tam Ip Fong Sin (an independent non-executive Director) and Mr. Wang Yuncai (an independent non-executive Director). The chairman of the Audit Committee is Mr. Liu Kwong Sang.

REVIEW OF INTERIM RESULTS

The Group’s interim results for the six months ended 30 June 2025 have not been reviewed by external auditor but have been reviewed by the audit committee of the Company that the preparation of such results complied with the applicable accounting standards and requirements as well as the Listing Rules and that adequate disclosures have been made.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2025 (six months ended 30 June 2024: nil).

PUBLICATION OF INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This announcement is published on the website of the Stock Exchange at www.hkexnews.hk and on the website of the Company at www.graphexgroup.com. The interim report for the six months ended 30 June 2025 will be available on the above websites in due course.

By Order of the Board
Graphex Group Limited Lau Hing Tat Patrick
Chairman

Hong Kong, 28 August 2025

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai and Mr. Liu Kwong Sang.

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